

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Brook Cross
President
Bristol Acquisitions Corp.
2005 Merrick Road, Suite 326
Merrick, New York 11566

> **Re:** **Bristol Acquisitions Corp.**
> **Form 10**
> **Filed October 18, 2010**
> **File No. 000-54144**

Dear Mr. Cross:

     We have completed our review of your filings and do not have any further comments at this time.

                             Sincerely,

                             Jeffrey Riedler
                             Assistant Director